Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286625

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 8 DATED SEPTEMBER 29, 2026

TO THE PROSPECTUS DATED APRIL 21, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated April 21, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to “we,” “us,” or “our” refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to provide updates on our management.

Management Update

On September 28, 2026, Mr. Jess Lipsey, our Chief Executive Officer, President and one of our directors informed us of his resignation from his positions as Chief Executive Officer, President and as a member of our board of directors (the “Board”), effective as of September 30, 2026 (the “Effective Date”). On September 28, 2026, the Board appointed Mr. Hubert (Bert) Crouch to the positions of our Chief Executive Officer and President and elected him to the Board, each effective as of the Effective Date. As of the Effective Date, Mr. Crouch will be Chief Investment Officer of ARIS Management, LLC (the “Adviser”), and the Adviser’s investment committee will be comprised of Benjamin Israel, Bert Crouch and Stuart Rothstein.

Bert Crouch, 47, is a Partner at Apollo and a member of Apollo’s leadership team. He serves as the head of Apollo’s real estate equity franchise encompassing Bridge Investment Group, the real estate platform acquired by Apollo in 2025, as well as Apollo’s legacy strategies. Mr. Crouch joined Apollo from Invesco Real Estate, where he most recently served as head of North America since 2020, chief executive officer of Invesco Commercial Real Estate Finance Trust, Inc. since its launch in 2023, and lead portfolio manager of various opportunistic and credit funds dating back to 2010. He was also a member of Invesco Real Estate’s Global Executive Committee and Invesco Private Markets’ Executive Committee. Prior to joining Invesco in 2010, Mr. Crouch served as the director of acquisitions for Presidio Investments, a wholly owned subsidiary of Hunt Realty Investments, where he led the execution of the firm’s investment strategy focused on the acquisition of secondary commercial mortgages and investments in public real estate securities. Before joining Presidio Investments, Mr. Crouch worked in the New York office of Wells Fargo’s Real Estate Merchant Banking group, where he originated and acquired highly structured commercial mortgage products. Mr. Crouch earned a Bachelor of Business Administration in finance, with honors, from the McCombs School of Business at the University of Texas at Austin. Mr. Crouch was selected to serve on our board of directors because of his extensive leadership experience and real estate investment expertise.